SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 15)


                              TerreStar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    881451108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     58,363,886

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     58,363,886

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,363,886

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     58,363,886

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     58,363,886

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,363,886

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     58,363,886

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     58,363,886

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,363,886

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     22,615,920

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     22,615,920

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,615,920

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     22,615,920

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     22,615,920

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,615,920

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     22,615,920

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     22,615,920

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,615,920

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     22,615,920

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     22,615,920

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,615,920

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     80,979,806

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     80,979,806

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,979,806

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     80,979,806

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     80,979,806

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,979,806

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 881451108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     80,979,806

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     80,979,806

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,979,806

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 881451108
            ---------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 14, FILED ON FEBRUARY 7, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 14, FILED ON FEBRUARY 7, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof the Master Fund may be deemed to beneficially own 58,363,886 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 58,363,886 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 58,363,886 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 22,615,920 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 22,615,920 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 22,615,920 Shares.

As of the date hereof HMC may be deemed to beneficially own 22,615,920 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 80,979,806 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 80,979,806 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 80,979,806 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the securities of the Issuer for investment. The Reporting Persons evaluate their investment in the securities on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     As previously disclosed, on February 5, 2008, the Funds entered into the Spectrum Contribution Agreement, which provided that, following approval of the Issuer's stockholders, the Funds would assign to the Issuer an option to purchase certain 1.4 GHz licenses and related intellectual property from CCTV Wireless I, LLC, in exchange for the issuance of 1,200,000 shares of Series E Preferred Stock (the "Junior Preferred Stock").

     On June 9, 2008, the Issuer obtained effective stockholder approval. On June 10, 2008, the following actions were completed simultaneously: the Funds assigned the option to the Issuer, the Issuer exercised the option, the Funds paid the amounts due to the owners of CCTV Wireless I, LLC in respect of the exercise and closing on the option, and the Issuer issued to the Funds 1,200,000 shares of the Junior Preferred Stock.

     The Junior Preferred Stock is non-voting, participates in dividends, participates upon liquidation on an as-converted basis with the issued and outstanding Shares and is transferable. Subject to certain restrictions, each share of Junior Preferred Stock is convertible into 25 Shares. A full description of the terms of the Junior Preferred Stock is set forth in the Certificate of Designations.

     As previously discussed in Amendment No. 14 to Schedule 13D filed by the Reporting Persons on February 7, 2008 ("Amendment No. 14"), the Issuer is required to file a shelf registration statement in respect of the Shares issuable upon conversion of the Junior Preferred Stock.

     Also as previously disclosed in Amendment No. 14, the Funds entered into a Master Investment Agreement, dated February 5, 2008, among the Issuer, TerreStar Networks Inc., a majority-owned subsidiary of the Issuer ("Networks") and the Funds (the "Master Investment Agreement"). Under the Master Investment Agreement, the Funds purchased $50,000,000 in principal amount of 6.5% Senior Exchangeable PIK Notes (the "Exchangeable Notes") issued by Networks pursuant to an Indenture, dated February 7, 2008 among the Issuer, Networks, other guarantors party thereto and U.S. Bank National Association, as trustee (the "Indenture"). Authorization of the issuance of the Shares issuable upon conversion of the Junior Preferred Stock for which the Exchangeable Notes are exchangeable was approved by the stockholders of the Issuer on June 9, 2008 (such approval, "Stockholder Approval"). The Exchangeable Notes were not exchangeable into equity securities prior to Stockholder Approval, but subject to certain limitations and adjustments for certain Issuer corporate events, at any time and from time to time following Stockholder Approval until maturity, the Funds have the right to exchange some or all of the principal and accrued and unpaid interest on their Exchangeable Notes into Junior Preferred Stock at an exchange ratio of 7.176 shares of Junior Preferred Stock per $1,000 of Exchangeable Notes. As of June 15, 2008, the principal and accrued and unpaid interest on the Exchangeable Notes held by the Funds will be $51,189,098, which amount will be exchangeable into approximately 367,333 shares of Junior Preferred Stock. As discussed above, subject to certain restrictions, each share of Junior Preferred Stock is convertible into 25 Shares. The number of shares of Preferred Stock into which Exchangeable Notes are exchangeable will increase over time as the principal and accrued and unpaid interest on the Exchangeable Notes increases.

     All of the descriptions set forth herein, are qualified in their entirety by reference to copies of the Spectrum Contribution Agreement, the Certificate of Designations, the Registration Rights Agreement, the Master Investment Agreement and the Indenture, copies of which are attached to Amendment No. 14, and are incorporated herein by reference.

     The foregoing is intended to supplement the Reporting Persons' response to
Item 4 of Schedule 13D as set forth in Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 9, 2007 ("Amendment No. 1"). The Reporting Persons continue to reserve all rights reserved in Amendment No. 1, including the right to propose transactions in addition to those described above.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 58,363,886 Shares, constituting 38.3% of the Shares of the Issuer, based upon 152,386,164* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 58,363,886 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 58,363,886 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 58,363,886 Shares, constituting 38.3% of the Shares of the Issuer, based upon 152,386,164* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 58,363,886 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 58,363,886 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 58,363,886 Shares, constituting 38.3% of the Shares of the Issuer, based upon 152,386,164* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 58,363,886 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 58,363,886 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 22,615,920 Shares, constituting 17.0% of the Shares of the Issuer, based upon 133,158,362* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,615,920 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,615,920 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 22,615,920 Shares, constituting 17.0% of the Shares of the Issuer, based upon 133,158,362* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,615,920 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,615,920 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 22,615,920 Shares, constituting 17.0% of the Shares of the Issuer, based upon 133,158,362* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,615,920 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,615,920 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 22,615,920 Shares, constituting 17.0% of the Shares of the Issuer, based upon 133,158,362* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,615,920 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,615,920 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 80,979,806 Shares, constituting 49.2% of the Shares of the Issuer, based upon 164,567,453* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,979,806 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,979,806 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 80,979,806 Shares, constituting 49.2% of the Shares of the Issuer, based upon 164,567,453* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,979,806 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,979,806 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 80,979,806 Shares, constituting 49.2% of the Shares of the Issuer, based upon 164,567,453* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,979,806 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,979,806 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

----------
* The number of outstanding shares is based on the 90,977,073 shares the Company reported outstanding as of May 2, 2008, includes the 30,000,000 shares of Common Stock of the Company issued on June 10, 2008 as reported on the Form 8K dated June 11, 2008, and is adjusted for warrants and convertible preferred stock held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     ITEM 7 FROM THE SCHEDULE 13D, AMENDMENT NO. 14, FILED ON FEBRUARY 7, 2008 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce


June 13, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No. 15 to Schedule 13D dated June 13, 2008 relating to the Common Stock, $0.01 par value of TerreStar Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce


June 13, 2008

                                                                       Exhibit B


         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
                          Transactions in Common Stock

  Date of                    Number of Shares
Transaction                  Purchased/(Sold)                Price of Shares
-----------                  ----------------                ---------------
 4/15/2008                       732,342                               *


                          Transactions in Notes

  Date of                  Number of Preferred
Transaction                  Purchased/(Sold)                Price of Shares
-----------                  ----------------                ---------------

  6/9/2008                      244,886**                           $136.25


                     Transactions in Preferred Stock

  Date of                  Number of Preferred
Transaction                  Purchased/(Sold)                Price of Shares
-----------                  ----------------        '        ---------------

 6/10/2008                       864,000                            $177.08


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                          Transactions in Common Stock

  Date of                   Number of Shares
Transaction                 Purchased/(Sold)                 Price of Shares
-----------                 ----------------                 ---------------
 4/15/2008                      143,111                             *


                              Transactions in Notes

  Date of                 Number of Preferred
Transaction                 Purchased/(Sold)                 Price of Shares

  6/9/2008                     122,447**                         $136.25


                    Transactions in Preferred Stock

  Date of                 Number of Preferred
Transaction                 Purchased/(Sold)                 Price of Shares
-----------                 ----------------                 ---------------

 6/10/2008                      336,000                          $177.08


----------
*    Shares received as stock dividend. No price was paid for these shares.

**   These Notes are exchangeable into Series E Preferred Stock at a rate of
     7.176 shares of Series E Preferred Stock per $1,000 of Notes. The reported amount reflects the number of shares of Series E Preferred Stock assuming the Notes are exchanged.











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